CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870 CRMXF

Frankfurt Stock Exchange:  DFL

Cream Minerals Provides Update on the Nuevo Milenio Project

Vancouver, BC – October 30, 2008 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to provide an update on the Company’s flagship project, the Nuevo Milenio Silver-Gold property located in Nayarit State, Mexico (the “Nuevo Milenio”).

The Nuevo Milenio is located twenty kilometres from Tepic, the capital city of Nayarit State.  The project is located close to significant infrastructure, including power lines, water supplies, paved roads, a major highway, an international airport and rail lines.  The Nuevo Milenio contains a NI-43-101compliant inferred mineral resource of 71 million ounces silver equivalent (50:1 gold-silver ratio) (see Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure Nuevo Milenio Project February 16, 2006, filed on SEDAR March 1, 2006 and Evaluation Report Dos Hornos and Veta Tomas Gold Silver Structures Nuevo Milenio Project January 30, 2008 filed on SEDAR February 12, 2008).

PREVIOUSLY REPORTED INFERRED MINERAL RESOURCES NI 43-101 (2006 and 2008)

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66
Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Once Bocas (OP)	100	11,590,000.00	0.345	57.90	129,000.00	21,580,000.00
Total		17,918,179.73			374,584.00	52,211,800.00

Silver Equivalent (Gold - Silver Price Ratio = 50:1): 71,000,000 oz

Following completion of a 7,000 metre drilling program in 2007, the Company has discovered new areas of mineralization and completed new roads to facilitate access to additional areas of the 2,500 hectare property.  Geological sampling and geochemical surveying indicates five major mineralized zones traced for several hundreds of metres which contain numerous underground historical Spanish workings up to 200 years old.  The Nuevo Milenio’s NI-43-101 compliant inferred resource is contained in a portion of the above referenced mineralized zones which returned in-situ grades of silver of 60.00 g/t to 1,300 g/t and gold of 0.25 g/t to 19 g/t.

Work in progress includes further surface prospecting and sampling to identify new zones of mineralization, testing of recently identified mineralized zones and continued review and sampling of historical Spanish underground workings.  The Company has designed an underground work program intended to upgrade current mineral resources as well as identify additional mineral resources.  The Company estimates that the underground program may require two years to complete and will include the construction of tunnels, approximately 8,000 metres of underground diamond drilling, a bulk sampling program and metallurgical studies. Upon completion of the work program the Company anticipates it can upgrade the reported underground and open pit Inferred Mineral Resource of 71 million ounces silver equivalent (50:1gold-silver ratio) to a Measured and Indicated Resource. In addition the Company hopes to add additional NI 43-101 compliant Inferred Mineral Resources believed to be contained within mineral targets in close proximity to the current Inferred Resources. The company believes that the outcome of the work program will confirm the 305 million ounce silver target reported in its news release dated May 21, 2008. Note “The potential quantity and grade for mineral targets is conceptual in nature. There has been insufficient exploration to define a “Mineral Resource”. It is unclear if further exploration will result in the delineation of a Mineral Resource”.

Mr. Ferdinand Holcapek, P.Eng., Geology, Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project.  He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

In other corporate developments the Company, subject to regulatory approval, has retained the services of Mr. Dale T. Nejmeldeen to complement Cream’s Investor Relations and Marketing Team.  Dale brings to Cream experience in investor relations, marketing, corporate development and sales in the real estate and mining industries.  Dale has held various managerial positions including that of President of 49th West Games Inc., New Homes Specialist with Qualico Developments Ltd., Manager, Cardel Developments Ltd. and General Manager, Reid Worldwide Corporation.  Most recently, Dale held the position of Manager, Investor Relations for the 49th West Investors Group.  Dale has been granted incentive stock options exercisable for up to 150,000 common shares in the capital of the Company at a price of $0.30 per share until October 17, 2013.  The Company will pay Dale the amount of $2,000.00 per month from its general working capital.

Cream Minerals is primarily a silver-gold exploration company with properties in Canada and Mexico.  The Company’s flag ship project is the Nuevo Milenio Silver-Gold property located in Nayarit State Mexico. The Nuevo Milenio contains a significant NI 43-101 compliant silver equivalent mineral resource. To learn more about Cream Minerals or view a recent Resource World article on the Company please click here www.creamminerals.com

Michael E. O’Connor

President & CEO

For further information, please contact:

Frank A Lang, BA, MA P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.